June 6, 2008

VIA FACSIMILE

Ms. Linda Cvrkel, Branch Chief

Securities and Exchange Commission

Mail Stop 3561

Washington, D.C.  20549

Re:  155 East Tropicana LLC

File No. 333-12924

Dear Ms. Cvrkel:

In response to your letter date May 12th, we are forwarding the information requested and our comments and responses to your review of our 10-K for the year ended December 31, 2007.

We acknowledge that we are responsible for the accuracy and adequacy of the disclosures in the filing.  The filing must include all of the information required under the Securities Exchange Act of 1934. We are responsible for providing all the information investors require for an informed investment decision.

We further acknowledge that the Commission’s staff comments or changes to disclosures in response to their comments do not foreclose the Commission from taking any action with respect to the filing.  We know that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following are the staff comments and our responses for the annual report on Form 10-K for the year ended December 31, 2007

Item 6 – Selected Financial Data – Hotel San Remo Casino and Resort, Page 30

1.               In future filings, please designate Hotel Casino and Resort (“San Remo”) as a “Predecessor” company. Also, if the historical San Remo consolidated financial Statements are required to be filed in the future (e.g. in a ’33 Act Filing), please provide this designation as a “predecessor” in their historical consolidated financial statements.

Response:

In the future filings, the Hotel San Remo Casino and Resort consolidated financial statements will be designated as a “Predecessor” financial statements.  Additionally, any supplemental financial information presented in regards to Hotel San Remo Casino and Resort will also be designated as “Predecessor” company financial information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Comparison of the Year Ended December 31, 2006 (155 East Tropicana, LLC) with the Year Ended December 31, 2005 (Combined), page 37

2.     We note your non-GAAP measure, Operating expenses before depreciation, pre-opening expense, related party royalties expense, and loss on disposal of assets on page 38 and 29. As this non-GAAP measure includes items that are reasonably likely to occur or occurred within the time period prescribed in Item 10(e) (1) (ii) (B) of Regulation S-K, it appears that a non-GAAP performance measure of this nature should not be included in the filing with the Commission. Please advice and revise in future filings, accordingly.

Response:

We were attempting to give the reader a clearer picture of cash flow generated from ongoing operations. We are privately owned, but we have public bond debt.  We have had to borrow against our line of credit in the past to cover the interest on our bond debt.  Because of this, the bondholders have continued to monitor our cash flow from operations against the cash flow required to service debt.  By discussing “Operating expenses before depreciation, pre-opening expense, related party royalties expense, and loss on disposal of asset”, we were providing them information on the cash generated by ongoing operations between the two periods.   We chose to exclude related party royalties expense because we are restricted against paying the royalties under our debt covenants. We also excluded depreciation and loss on disposal of assets because of their non-cash nature. Pre-opening expense was associated with opening of the new facilities and will not reoccur.   I believe that it does provide the reader with valuable information and insight into the company’s ability to cover debt service, but I also understand the hesitancy of the SEC to allow filers to use non-GAAP measures.    In the future, we will not use terms such as “Operating expenses before depreciation, pre-opening expense, related party royalties expense, and loss on disposal of assets” in our financial filings.

Critical Accounting Policies and Estimates, page 42

3.     We note that your critical accounting policies disclosure is substantially similar to your accounting policy footnote 2 and is solely a duplication of all your accounting policies included in that note. In this regard, we believe that not all of your accounting policies are critical in a similar or equal manner. Specifically, accounting policies contain different levels of uncertainties associated with their respective methods, assumptions, and estimates underlying their critical accounting measurements. Therefore, please limit the disclosure to the specific policies where the nature of the estimates and assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters and the impact of the estimates and assumptions is material to the consolidated financial statements. Furthermore, this disclosure in the MD&A should supplement, not duplicate, the description of accounting policies disclosed in the notes. In this regard, please ensure that your critical accounting estimates disclosure – (i) provides greater insight into the quality and variability of information in the consolidated financial statement; (ii) addresses specifically why the accounting estimates or assumption bear the risk of change; (iii) analyzes the factors on how the company arrived at material estimates including how the estimates or assumptions have changed in the past and are reasonably likely to change in the future.; and (iv) analyzes the specific sensitivity to change of your critical accounting estimates or assumption based on other outcomes with quantitative and qualitative disclosure, as necessary. Refer to the guidance in Section V of FRR-72 (Release No. 33-8350) please revise future filings accordingly.

Response:

Our disclosures for future filings in regard to critical accounting policies will be modified to comply with this request.

Quantitative and Qualitative Disclosures about Market Risk, page 46

4.               It appears that current disclosures regarding your exposure to interest rate risk do not comply with the requirements of Item 305 of Regulation S-K. Please revise your disclosure in the future filings regarding your exposure to interest rate risk to provide these disclosures in one of the formats outlined in Item 305(a) of Regulation S-K.

Response:

Our disclosures for future filings in regards to interest rate risk will be formatted per Item 305 of Regulation S-K. In our recent filing for March 31, 2008, the disclosures were corrected to comply with Item 305 of Regulation S-K.

The following is an excerpt from our company’s March 31, 2008 10Q filing:

“The following discusses our exposure to market risk related to changes in interest rates, equity prices and foreign currency exchange rates. We do not believe that their respective exposure to market risk is material.

Market risk is risk of loss arising from changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. At March 31, 2008, we had $130.0 million aggregate principal amount of the Notes, slot equipment purchase agreements of $1.7 million carrying an imputed interest rate of 3.327%, and hotel equipment purchase agreements of $0.1 million carrying interest rates averaging

11.72%.   The Notes carry a fixed interest rate of 8.75%, provided no events of default have occurred.  Since the Notes and equipment purchase agreements have fixed interest rates, there is no market risk associated with these loans other than fair value market risk, which we believe to be insignificant.  We have market risk associated with funds that may be borrowed on the $15.0 million Credit Facility, due to an interest rate that floats with the LIBOR or prime rate.  The term of the Credit Facility will mature on March 30, 2009.  At March 31, 2008, $6.4 million was outstanding under the variable rate Credit Facility, carrying interest at 6.52%.  Assuming a 100 basis-point change in LIBOR at March 31, 2008 and assuming no change in the funds borrowed on the $15.0 million Credit Facility, our annual interest cost would change by approximately $64,000.

We do not have any significant foreign currency exchange rate risk or commodity price risk and do not currently trade any market sensitive instruments.”

Note 2.  Participation Fees, page 57

5.               With respect to your participation fees paid to slot machine manufacturers, we note that you classify these payments as reduction of revenue. However, it appears that industry practice is to recognize these participating fees as an expense, rather than a reduction of revenue. Refer to the guidance in Section 2.11 of the AICPA Audit & Accounting Guide for Casinos. Please advise us or revise this classification in the future filings, accordingly.

Response:

We will revise the classification in future filings as suggested.  The argument for recording these fees as a reduction of revenue is not without merit, however.

In addition to the AICPA audit guide there is other literature that addresses “gross vs. net” presentation of revenue.  Staff Accounting Bulletin 101, Revenue Recognition” provides guidance on determining whether a “gross” or “net” presentation is appropriate.  The literature indicates that the staff will look to both risk of loss and principal vs. agency relationship as indicators of the appropriate presentation.  Per 101, in assessing whether revenue should be reported gross with separate display of cost of sales to arrive at gross profit or on a net basis, consideration should be given to whether the registrant; (1) acts as principal in the transaction, (2) takes title to the products, (3) has risks and rewards of ownership, such as the risk of loss for collection, delivery, or returns, and (4) acts as an agent or broker.  If the company performs as an agent or broker without assuming the risks and rewards of ownership of the goods, sales should be reported on a net basis.

The AICPA audit guide indicates that most casinos show a gross presentation for the participation revenues.  However, it does not specifically require this presentation.  Additional, this literature was published in 1994.  Since that time the nature of participation arrangements have changed substantially.  Those changes are summarized below:

•	In the past, many casinos had only a few participation machines on the floor. We have over 15% participation machines on the casino floor and participation fees represent about 10% of slot revenue.

•	The average participation term is flexible and we can move and replace machines at will. This indicates that some of the risks of ownership are not present.
•

Resent legislation in the State of Nevada has changes the tax burden related to participation revenues. In prior years, the casino was responsible for the tax burden on the gross revenue. Under the new legislation, the casino and slot manufacturer share the tax burden for the gross win gaming tax.

•

Many of the participation agreements have elements of a contribution to a wide-area progressive (based on a % of coin-in). This wide-area progressive jackpot, when hit, will be funded by the slot manufacturer out of this contribution. In addition, part of the participation fee has elements of a lease payment (because the machine is owned by the manufacturer) and elements of third party license arrangements (because the manufacturer owns the software for the game).

As a result of these facts, many casinos present revenues from participation on a net basis.

Currently the AICPA audit guide is being updated by a committee of ACSEC.  According to one of the members, the new guide will be out in draft form soon.  They will take the position that these elements should be treated differently based on circumstances.  I believe that they will propose either net revenue or an expense depending on these three classes or elements of the arrangement.

We will present the participation fees as an expense in future filings until this updated guidance is released.

Note 4. Intangible Assets, page 61

6.

We note that your have recorded the value of the Hooters trademark as an indefinite lived intangible asset and that Florida Hooters LLC has assigned the right to use this trademark to the company. Please tell us the length of the agreement which permits the company to use the Hooters trademark. If the length of the agreement is not indefinite, please tell us why you believe it is appropriate to classify the right to use the trademark as an indefinite lived intangible asset.

Response:

The agreement with Florida Hooters LLC has assigned the trademark rights to our company for an indefinite period of time and the rights are appropriately classified as an indefinite lived intangible asset. In accordance with SFAS 142, “Goodwill and Other Intangible Assets”, the Company tests for impairment of the asset on an annual basis to maintain the accuracy of our reporting.

Note 10. Commitments and Contingencies, page 68

7.

We note a preferred return of 4% per annum on the $25 million EW Common LLC membership account balance (or $1 million annually) commenced in March 2006. As this preferred return is limited solely to one of your members interest and the amount of this return is cumulative, it appears that disclosure of net loss

                        (income) available to member interest should be provided on the face of the consolidated statements of operations in accordance with the guidance in Topic 6B of the Staff Accounting Bulletins. Please revise in future filings.

Response:

We will revise our future filings to include a separate reconciliation of net income (loss) to income available (or loss allowable) to common stock.  The unpaid dividend on preferred stock will be computed and reported below net income on the statement of income for each period reported.

Exhibit 12 – Ratio of Earnings to Fixed Charges

8.               Given that you have public debt outstanding, please revise to include this exhibit in accordance with the guidance in Item
601(b)(12) and Item 503)(d) of Regulation S-K, respectively. Please revise in future filings.

 Response:

Future fillings will have the calculations of the Ratio of earning to fixed charges filed as an exhibit.

Other

9.               From a news article dated April 25, 2008, it is our understanding that Moody’s downgraded your public notes to junk bonds status. Therefore, please expand future filings to completely and clearly discuss and analyze the impact and consequences of this matter on the company’s cash position, liquidity, and its external financing abilities as a result of this material change in credit rating. Refer to the guidance in Section IV (B) (2) in FRR-72.

Response:

We will discuss the impact of Moody’s downgrade in future filings.  Certainly the rating (or more importantly, our failure to generate sufficient cash flow from operations to cover debt service) could affect the cost of capital in the future.  Currently it has no effect on our ability to borrow against our $15 million line of credit or the interest rate we currently pay on the bonds.

Thank you and please call me with any comments or questions.  Deborah Pierce can be reached at  702-597-6052 or e-mail address Pierce@HootersLV.com.

Sincerely,

/s/Deborah J. Pierce
Deborah J. Pierce
Chief Financial Officer
Chief Accounting Officer
155 East Tropicana, LLC

/s/Neil G. Kiefer
Neil G. Kiefer
Chief Executive Officer
155 East Tropicana, LLC